16022362

SEC Mail Processing Section
NOV 30 2016
Washington DC
409

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fort Dearborn Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. Wacker Drive, Suite 1150
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Morse (312) 201-8210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC
(Name – *if individual, state last, first, middle name*)

333 W. Wacker Dr. - 6th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

RECEIVED
2016 NOV 30 PM 3:11
SEC / TM

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Morse, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fort Dearborn Capital Advisors, LLC, as of September 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GILBERTO CARDENAS
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 29, 2020

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fort Dearborn Capital Advisors, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

September 30, 2016

Filed as a Public Document Pursuant to Rule 17a-5(d)
of the Securities Exchange Act of 1934

PUBLIC DOCUMENT

Fort Dearborn Capital Advisors, LLC

FGMK
ASSURANCE • TAX • ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Fort Dearborn Capital Advisors, LLC

We have audited the accompanying statement of financial condition of Fort Dearborn Capital Advisors, LLC as of September 30, 2016. This financial statement is the responsibility of Fort Dearborn Capital Advisors, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Fort Dearborn Capital Advisors, LLC as of September 30, 2016 in conformity with accounting principles generally accepted in the United States of America.

FGMK, LLC

Chicago, Illinois
November 25, 2016

FGMK, LLC
2801 Lakeside Drive, 3rd Floor • Bannockburn, IL 60015 • 847 374 0400
333 W. Wacker Drive, 6th Floor • Chicago, IL 60606 • 312 818 4300 • fgmk.com

Fort Dearborn Capital Advisors, LLC
Statement of Financial Condition
September 30, 2016

Assets	
Cash	$26,000
Cash – Restricted	753
Prepaid expenses	1,038
Total Assets	**$27,791**
Member's Equity	**$27,791**

The accompanying notes are an integral part of these financial statements.

Fort Dearborn Capital Advisors, LLC

Notes to Financial Statement

1. Nature of Operation and Summary of Significant Accounting Policies

Nature of Operations

Fort Dearborn Capital Advisors, LLC (the "Company") is a wholly-owned subsidiary of Fort Dearborn Partners, Inc. ("Fort Dearborn Partners"). The Company was formed as a limited liability company under the laws of the State of Illinois in June 2013. The Company is a broker-dealer, registered with Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC") effective August 14, 2014 ("Inception"). The Company's primary line of business is advising corporations with respect to privately placing debt and equity securities with institutional investors. The Company also provides merger & acquisition and other investment banking advisory services. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computation under Rule 15c3-3. Essentially, the requiremens of Paragraph (k)(2)(i) provides that the broker-dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") to ensure consistent reporting of financial condition, results of operations and cash flow.

Cash

Cash consists of cash on deposit with a financial institution.

Revenue Recognition

The Company's primary sources of revenue include (i) fees derived from advising corporations on private placement transactions, and (ii) investment banking advisory fees. Investment banking advisory fee revenues are recognized upon receipt of the fees, or in the case of private placement fees when the investor's fully funded subscription is accepted by the issuer.

Income Taxes

The Company is a limited liability company the profits and losses of which are passed through and included in the tax returns of its sole member, Fort Dearborn Partners. Accordingly, the Company's financial statements do not reflect a provision for income taxes.

Fort Dearborn Capital Advisors, LLC
Notes to Financial Statement

Use of Estimates

The preparation of financial statements in conformity GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The net capital rules may restrict distributions. At September 30, 2016, the Company's adjusted net capital was approximately $26,000, which exceeded the requirement by approximately $21,000. The Company's ratio of aggregate indebtedness to net capital 0 to 1.

3. Related Party Transactions

The Company and Fort Dearborn Partners entered into an expense sharing agreement on April 14, 2015 (as amended, the "Management Services Agreement"). Fort Dearborn Partners makes available to the Company office space, equipment, the services of its employees and administrative support, and other services. The Company records in its financial statements allocated expenses related to the services provided pursuant to the Management Services Agreement.

Direct expenses attributable to the Company, such as registration, licensing, professional fees and certain marketing fees, are accrued and recorded in the Company's financial statements. Fort Dearborn Partners provides the Company with capital contributions to pay direct expenses and maintain required net capital.

4. Commitments and Contingencies

Accounting standards require the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been incurred. However, based on its experience, the Company expects the risk of loss to be remote.

5. Subsequent Events

The Company has filed a Form BDW, Uniform Request for Broker-Dealer Withdrawal, that will be effective December 31, 2016. These financial statements were approved by management and available for issuance on November 21, 2016. All known subsequent events have been evaluated through this date.